CERTIFICATE OF QUALIFIED PERSON

Preliminary Economic Assessment of the Lost Creek Property,

Sweetwater County, Wyoming, December 30, 2013

I, Steven E. Cutler of 4671 Shandalyn Lane, Bozeman, Montana 59718 hereby certify that:

•	I am a Consulting Geologist, affiliated with Roughstock Mining Services, LLC at 4671 Shandalyn Lane, Bozeman, Montana 59718, USA. I am Professional Geologist, AIPG #11103, in good standing.

•	I was awarded a B.S. in Geology from Montana State University, Bozeman, Montana in 1984, and an M.S Degree in Economic Geology from the University of Alaska-Fairbanks, Fairbanks, Alaska in 1993.

•	Since 1984 I have practiced continuously as a Geologist, Supervisor, Chief Mine Engineer, Technical Service Manager, and Consultant for mining firms, and other mining consulting firms. This work encompassed a wide variety of mining and metals types, reserve estimation evaluations, mining planning, equipment selection, and cost analyses. I am the author of several publications on subjects relating to the mining industry.

•	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, professional registration, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

•	I visited the Lost Creek Property on April 24, 2013 and was on location for approximately eight hours.

•	I am responsible for the preparation of all or part of sections 1, 2, 7, 8, 9, 10, 11, 12, 14, 15, 22, 23, and 25 of the of the report entitled “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, April 30, 2013.

•	As defined in Section 1.5 of National Instrument 43-101, I am independent of the issuer, Ur-Energy Inc. I have had no prior involvement with the property that is the subject of the technical report.

•	I have read National Instrument 43-101, Form 43-101F1 and the Preliminary Economic Assessment, which has been prepared in compliance with that Instrument and Form.

•	I am not aware of any material fact or change with respect to the subjects of this report which is not reflected in this report, the exclusion of which would make this report misleading.

•	As of the date of this Certificate, to the best of my knowledge, information and belief, the Preliminary Economic Assessment contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Dated this 30th day of December, 2013

Signed

/s/ Steve E. Cutler

Certified Professional Geologist and Member 11103 of the American Institute of Professional Geologists

Steve E. Cutler, C.P.G